Exhibit 1

BL-1020: CLARITY INTERIM
ANALYSIS RESULTS

This presentation contains "forward-looking statements." These statements include words like "may," "expects," "believes," “plans,”
“scheduled," and "intends," and describe opinions about future events. These forward-looking statements involve known and
unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially
different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Forward Looking Statements

Interim Analysis - General
• Objective of interim analysis
 – To provide estimation on number of patients needed in order to reach statistical significance on cognition endpoints
 • Interim analysis based on 230 patients
 – Risk mitigation - make early go/no-go decision regarding continuation of trial
 • Allows reallocation of resources to other projects
 • Enables longer cash runway
• Statistical analysis
 – Analysis based on cognition data only
 – Study endpoints:
 • Primary endpoint: cognitive benefits of treatment after 6 weeks
 • Secondary endpoints: long-term cognition as of 12 weeks and 24 weeks

Procedure for Analysis
• Establishment of independent Data Monitoring Committee (DMC)
• Closed session (only DMC members)
 – Un-blinded analysis and sample size recommendations discussed within the DMC
 – DMC prepares final recommendations for management
• Open session - DMC and BLRX management
 – Blinded presentation and discussion of sample size recommendations with management
 – No un-blinded data disclosed

Interim Analysis Recommendations
• Primary cognition endpoint cannot be reached with any
 reasonable number of patients in current study
• Secondary cognition endpoints cannot be reached with any
 reasonable number of patients in current study
• Several statistical parameters specified in the statistical analysis plan (SAP) indicated positive trends
 – Consistent timing
 – Social cognition test

Next Steps
• Discontinue CLARITY study
 – No additional patients will be enrolled in the trial
• Perform complete analysis of un-blinded study data on all
 patients enrolled to date
• Revise Company’s operating plan for 2013
 – Company’s current cash balance is $28 million
 – New operating plan expected to extend cash resources into 2015

Pre-Clinical
Phase I
Phase II
Phase III
Project
Indication
BL-1020
Schizophrenia
BL-1040
Ventricular remodeling post-AMI
Out-licensed to Ikaria, Inc. following completion of Phase I/II
BL-5010
Skin lesions
BL-7040
Inflammatory bowel disease (IBD)
BL-8040
AML & other hematological cancers
BL-1021
Neuropathic pain
BL-8020
HCV
BL-7010
Celiac disease
BL-5040
Cachexia
BL-7060/EDP 29
Inflammatory diseases
BL-8030
HCV
BL-9010
Severe allergies/asthma

Current Pipeline

Will commence Phase I/II in April 2013

BioLineRx’s Main Programs
• BL-1040: First-in-class myocardial implant for prevention of ventricular remodeling post AMI
 – Classified as device by FDA and out-licensed worldwide to Ikaria, Inc.
 • Received $7 million upfront payment from Ikaria, Inc.
 • $10 million first milestone payment received in January 2010
 • $115 million in developmental and regulatory milestones; $150 million in commercial milestones; 11-15% sales royalties
 – PRESERVATION I CE Mark registration trial expected to be completed in 2014
 – Market opportunity: >$1 billion worldwide
• BL-5010: Novel formulation for non-surgical removal of skin lesions
 – New formulation of approved components
 – Classified as a medical device Class IIa in Europe
 – Phase I/II trial demonstrated efficacy, good safety and cosmetic outcome
 – Finalizing development of unique applicator prototype; expect to commence pivotal CE
 Mark registration trial in H2 2013

BioLineRx’s Main Programs (cont.)
• BL-8040: Short peptide for leukemia/other hematological cancers
 – Functions as high-affinity antagonist for CXCR4, a chemokine receptor directly involved in tumor progression, angiogenesis, metastasis and cell survival
 – Demonstrated excellent safety profile in Phase I/II trial
 – Phase II trial in acute myeloid leukemia expected to commence in Q2 2013
 – Market: total leukemia therapeutics market valued at $6.3 billion in 2010, expected to reach $11.3 billion by 2020.
• BL-7040: Oligonucleotide for inflammatory bowel disease
 – Orally available oligonucleotide
 – Efficacy demonstrated in animal models
 – Good safety profile
 – Commenced Phase IIa, expected to be completed April 2013
 – Market: $4.5 billion worldwide in 2011

BioLineRx’s Main Programs (cont.)
• BL-8020: Small molecule for hepatitis C
 – Orally available treatment
 – Unique mechanism of action; synergistic with other therapies
 – Works on host; pan-genotypic
 – Completed pre-clinical development
 – Phase I/II clinical study expected to commence in April 2013; regulatory approval already received

BL-7040 phase II POC study results
BL-8020 phase I/II initiation
BL-8040 phase II initiation
BL-5010 pivotal study initiation
BL-7010 pilot study initiation
BL-8020 partial results
BL-8040 partial results
BL-8020 topline results
BL-5010 topline results
BL-1040 CE mark study results
BL-7010 topline results
BL-7010 pivotal study initiation
BL-8040 topline results

2013-14 Major Clinical Milestones

2013
2014